Exhibit 99.5

PRESS RELEASE

Advanced Accelerator Applications Announces Expansion of Theranostic Pipeline with NeoBOMB1

Two Oral Presentations Featured at SNMMI Annual Meeting

Saint-Genis-Pouilly, France – June 7, 2016 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced the expansion of its pipeline of theranostic products with the addition of NeoBOMB1, a novel GRPR antagonist, and that two abstracts presenting NeoBOMB1 data have been selected for oral presentations at the Society of Nuclear Medicine and Molecular Imaging (SNMMI) 2016 Annual Meeting in San Diego, California. One of the two submissions was given the “International Best Abstract” Award.

The details of the presentations are as follows:

Abstract #331: 68Ga/177Lu-NeoBOMB1, a novel radiolabeled GRPR antagonist for theranostic use

Presenter: Simone Dalm, Msc, Department of Radiology & Nuclear Medicine, Erasmus University Medical Center

Session Title: Preclinical probes for Oncology-1 - Room 29 CD

Session Date: Tuesday, June 14, 2016

Session Time: 10:00 a.m. – 10:12 a.m. ET

Abstract #583: [68Ga]NeoBOMB1, a new potent GRPR-antagonist for PET imaging - Preclinical and first clinical evaluation in prostate cancer

Presenter: Theodosia Maina, PhD, Director of Research, National Centre of Scientific Research "Demokritos"

Session Title: Oncology: First-in-Human Imaging Studies - Room 30 B

Session Date: Wednesday, June 15, 2016

Session Time: 8:36 a.m. – 8:48 a.m. ET

These two independent studies evaluated NeoBOMB1 in a prostate cancer model, with both diagnostic and therapeutic isotopes, including an initial clinical evaluation performed in prostate cancer patients.

NeoBOMB1 is a unique new generation antagonist bombesin analogue, which binds selectively and with high affinity to the GRP receptors expressed by several types of tumors, including prostate, breast and gastro-intestinal stromal tumors. GRP receptors are considered relevant molecular targets for both therapeutic and diagnostic purposes in those cancers. In vitro and in vivo pre-clinical models have demonstrated that NeoBOMB1 has desirable imaging properties as well as a favorable pharmacokinetic and safety profile.

“We are broadening our pipeline with NeoBOMB1 by leveraging a formula that we have already successfully applied to develop our lead therapeutic candidate, Lutathera and diagnostic product, Somakit, which was recently approved by the US Food and Drug Administration. Our plan is to radiolabel NeoBOMB1 to develop a theranostic pair: 177Lu-NeoBOMB1 for treatment and a 68Ga-NeoBOMB1 for diagnosis. I believe NeoBOMB1 may have potential utility in PET diagnosis and as a targeted therapy in GRPR-expressing malignancies,” said Stefano Buono, Chief Executive Officer of AAA.

NeoBOMB1 was originally developed by Marion De Jong of Erasmus University Medical Center and Theadosia Maina and Berthold Nock of Demokritos. AAA has acquired the rights to develop NeoBOMB1 and is currently planning three clinical studies in different indications including gastrointestinal stromal tumors, prostate cancer and breast cancer.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 20 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+26.8% vs. 2014) and sales of €26.92 million for 1Q 2016 (+29.6% vs. 1Q15). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com.

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This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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